1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

May 5, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4720

Re:                             Bain Capital Specialty Finance, Inc.
Pre-Effective Amendment No. 1 to Registration Statement on Form N-2 (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of Bain Capital Specialty Finance, Inc. (the “Company”), a closed-end management investment company elected to be regulated as a business development company under the Investment Company Act of 1940, as amended, transmitted herewith for filing via EDGAR is Pre-Effective Amendment No. 1 to the Company’s Registration Statement under the Securities Act of 1933, as amended. This Pre-Effective Amendment No. 1 to the Registration Statement is being filed in connection with the registration and issuance of common shares of beneficial interest of the Company, pursuant to the exercise of rights to purchase the shares to be distributed to the stockholders of the Company in accordance with the terms and conditions included in Pre-Effective Amendment No. 1 to the Registration Statement. This filing is being made for the purposes of (i) filing certain required exhibits; (ii) incorporating comments received from the Staff of the U.S. Securities and Exchange Commission in connection with its review of the Registration Statement; and (iii) making certain other changes to the Registration Statement. The approximate date of the proposed public offering will be as soon as practicable after the effective date of the Registration Statement.

If you have any questions relating to this filing, please do not hesitate to contact me at 212.698.3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz